UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. ___)*
Schawk, Inc.
(Name of Issuer)
Class A Common Stock, $0.008 Par Value
(Title of Class of Securities)
806373-10-6
(CUSIP Number)
David A. Schawk 1695 S. River Road Des Plaines, Illinois 60018 (847) 827-9494
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 16, 2014
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clarence W. Schawk, as trustee of the Clarence W. Schawk 1998 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	762,230
	8. Shared Voting Power	0
	9. Sole Dispositive Power	762,230
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	762,230
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	2.9%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Clarence W. and Marilyn G. Schawk, as co-trustees of the Clarence W. and Marilyn G. Schawk Family Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	299,420
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	299,420
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	299,420
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	1.1%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Marilyn G. Schawk, as trustee of the Marilyn G. Schawk 1998 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	1,536,501
	8. Shared Voting Power	0
	9. Sole Dispositive Power	1,536,501
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,536,501
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	5.8%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Marilyn G. Schawk, as trustee of the Clarence W. Schawk 2013 GRAT
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	1,300,000
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	1,300,000
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,300,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	4.9%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Marilyn G. Schawk, as trustee of the David A. Schawk Trust u/a Schawk Descendants Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	870,885
	8. Shared Voting Power	0
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	870,885
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	870,885
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	3.3%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Marilyn G. Schawk, as trustee of the Judith Lynn Schawk Gallo Trust u/a Schawk Descendants Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	870,885
	8. Shared Voting Power	0
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	870,885
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	870,885
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	3.3%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Marilyn G. Schawk, as trustee of the Cathy Ann Schawk Trust u/a Schawk Descendants Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	870,885
	8. Shared Voting Power	0
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	870,885
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	870,885
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	3.3%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Marilyn G. Schawk, as trustee of the Lisa B. Stearns Trust u/a Schawk Descendants Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	870,885
	8. Shared Voting Power	0
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	870,885
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	870,885
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	3.3%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David A. Schawk
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	920,442
	8. Shared Voting Power	441,232(1)
	9. Sole Dispositive Power	920,442
	10. Shared Dispositive Power	441,232(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,361,674(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	5.2%
14.	Type of Reporting Person (See Instructions)
IN

(1) Includes 441,232 shares held in trusts for which Mr. Schawk’s spouse serves as sole trustee.

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David A. Schawk, as trustee of the David A. Schawk 1998 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	738,695
	8. Shared Voting Power	0
	9. Sole Dispositive Power	738,695
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	738,695
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	2.8%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David A. Schawk, as trustee of the David and Teryl Schawk Family Foundation
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	88,800
	8. Shared Voting Power	0
	9. Sole Dispositive Power	88,800
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	88,800
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	0.3%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Teryl A. Schawk, as trustee of the Kelly Schawk Douglass Trust u/a David Schawk 2008 Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	83,432
	8. Shared Voting Power	0
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	83,432
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	83,432
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	0.3%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Teryl A. Schawk, as trustee of the Colleen Teryl Schawk Trust u/a David A. Schawk 2008 Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	83,432
	8. Shared Voting Power	0
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	83,432
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	83,432
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	0.3%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Teryl A. Schawk, as trustee of the Kara Elizabeth Schawk Trust u/a David A. Schawk 2008 Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	83,433
	8. Shared Voting Power	0
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	83,433
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	83,433
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	0.3%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Teryl A. Schawk, as trustee of the Teryl Alyson Schawk 1998 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	190,935
	8. Shared Voting Power	0
	9. Sole Dispositive Power	190,935
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	190,935
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	0.7%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kelly Schawk Douglass, as trustee of the O’Dempsey 2013 Gift Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	959
	8. Shared Voting Power	0
	9. Sole Dispositive Power	959
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	959
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	0.0%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kelly Schawk Douglass, as trustee of the Kelly Schawk Douglass 2004 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	5,515
	8. Shared Voting Power	0
	9. Sole Dispositive Power	5,515
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	5,515
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	0.0%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kelly Schawk Douglass, as trustee of the Kelly Lynn Schawk Trust u/a David A. Schawk 1988 Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	403,676
	8. Shared Voting Power	0
	9. Sole Dispositive Power	403,676
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	403,676
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	1.5%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kelly Schawk Douglass, as trustee of the Colleen Teryl Schawk Trust u/a David A. Schawk 1998 Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	419,907
	8. Shared Voting Power	0
	9. Sole Dispositive Power	419,907
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	419,907
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	1.6%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kelly Schawk Douglass, as trustee of the Trevor Barlo Trust u/a Addison Teryl Barlo 2011 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	4,165
	8. Shared Voting Power	0
	9. Sole Dispositive Power	4,165
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,165
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	0.0%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kelly Schawk Douglass, as trustee of the Addison Teryl Barlo Trust u/a Addison Teryl Barlo 2011 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	4,165
	8. Shared Voting Power	0
	9. Sole Dispositive Power	4,165
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	4,165
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	0.0%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Paul Douglass, as trustee of the Ava Lynn Douglass Gift Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	11,072
	8. Shared Voting Power	0
	9. Sole Dispositive Power	11,072
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	11,072
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	0.0%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Paul Douglass, as trustee of the Tyler David Douglass Gift Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	6,592
	8. Shared Voting Power	0
	9. Sole Dispositive Power	6,592
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	6,592
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	0.0%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Kara Schawk O’Dempsey
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	28,073
	8. Shared Voting Power	0
	9. Sole Dispositive Power	28,073
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	28,073
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	0.1%
14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 806373-10-6

1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Kara Schawk O’Dempsey, as trustee of the Kelly Schawk Douglass 2011 Gift Trust and the Ava Lynn Douglass Trust and the Tyler David Douglass Trust created thereunder

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	17,414
	8. Shared Voting Power	0
	9. Sole Dispositive Power	17,414
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	17,414
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	0.1%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lisa B. Stearns, as trustee of the Kara Elizabeth Schawk Trust u/a David Schawk 2008 Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	419,858
	8. Shared Voting Power	0
	9. Sole Dispositive Power	419,858
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	419,858
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	1.6%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Lisa B. and Scott Stearns, as co-trustees of the Stearns 2006 Revocable Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	879,663
	9. Sole Dispositive Power	0
	10. Shared Dispositive Power	879,663
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	879,663
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	3.3%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Scott Stearns, as trustee of the Exempt Family Trust u/a Lisa B. Stearns 2012 Descendants Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	306,442
	8. Shared Voting Power	0
	9. Sole Dispositive Power	306,442
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	306,442
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	1.2%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). A. Alex Sarkisian, as trustee of the Mallory A. Stearns Trust u/a Lisa Beth Schawk Stearns 1991 Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	348,817
	8. Shared Voting Power	0
	9. Sole Dispositive Power	348,817
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	348,817
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	1.3%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). A. Alex Sarkisian, as custodian for Mallory A. Stearns under the Illinois Uniform Transfers to Minors Act
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	68,693
	8. Shared Voting Power	0
	9. Sole Dispositive Power	68,693
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	68,693
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	0.3%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). A. Alex Sarkisian, as trustee of the William D. Stearns Trust u/a Lisa Beth Schawk Stearns 1991 Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	407,392
	8. Shared Voting Power	0
	9. Sole Dispositive Power	407,392
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	407,392
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	1.5%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). A. Alex Sarkisian, as trustee of the Sarah 2006 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	160,618
	8. Shared Voting Power	0
	9. Sole Dispositive Power	160,618
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	160,618
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	0.6%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). A. Alex Sarkisian, as custodian for Sarah Stearns under the Illinois Uniform Transfers to Minors Act
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	50,599
	8. Shared Voting Power	0
	9. Sole Dispositive Power	50,599
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	50,599
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	0.2%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). A. Alex Sarkisian, as trustee of the Jessica Lynn Gallo Trust u/a Judith Lynn Gallo 1991 Family Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	678,732
	8. Shared Voting Power	0
	9. Sole Dispositive Power	678,732
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	678,732
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	2.6%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jessica Gallo
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	106,083
	8. Shared Voting Power	0
	9. Sole Dispositive Power	106,083
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	106,083
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	0.4%
14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Judith Lynn Schawk Gallo, as trustee of the Judy Schawk Gallo 2014 GRAT
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	0
	8. Shared Voting Power	1,210,315
	9. Sole Dispositive Power	1,210,315
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,210,315
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	4.6%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Cathy Ann Schawk, as trustee of the Cathy Ann Schawk 2005 Trust
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	1,801,210
	8. Shared Voting Power	0
	9. Sole Dispositive Power	1,801,210
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	1,801,210
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	6.9%
14.	Type of Reporting Person (See Instructions)
OO

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). William D. Stearns
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	68,693
	8. Shared Voting Power	0
	9. Sole Dispositive Power	68,693
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	68,693
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	0.3%
14.	Type of Reporting Person (See Instructions)
IN

CUSIP No. 806373-10-6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Colleen Teryl Barlo
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)	N/A (See Item 4)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization	United States
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	20,702
	8. Shared Voting Power	0
	9. Sole Dispositive Power	20,702
	10. Shared Dispositive Power	0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person	20,702
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11)	0.1%
14.	Type of Reporting Person (See Instructions)
IN

Item 1.     Security and Issuer

This Schedule 13D relates to the common stock (the “Common Stock”), $0.008 par value, of Schawk, Inc. (“SGK”).  The address of the principal executive offices of SGK is 1695 South River Road, Des Plaines, IL 60018.

On March 16, 2014, each of the Reporting Persons entered into a Voting and Support Agreement with Matthews International Corporation (each, a “Voting Agreement”) with respect to the shares of Common Stock held by each Reporting Person as more fully described under Item 4 below.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, or for any other purpose, the beneficial owner of any of the shares of Schawk, Inc. that are reported as beneficially owned by any other Reporting Person in this statement.

Item 2.     Identity and Background

Information regarding each of the Reporting Persons or the trustees thereof, and information concerning voting and dispositive power over the shares held by the Reporting Persons or the trustees thereof, is set forth below.  For purposes of this Schedule 13D, the address of each Reporting Person is 1695 South River Road, Des Plaines, Illinois 60018.  All of such persons are citizens of the United States.

Clarence W. Schawk is the Chairman of the Board of Schawk, Inc. and serves as trustee for the Clarence W. Schawk 1998 Trust, and co-trustee of the Clarence W. and Marilyn G. Schawk Family Foundation.  Mr. Schawk has sole voting and dispositive control over the shares held in the Clarence W. Schawk 1998 Trust and shares voting and dispositive control over the shares held in the Schawk Family Foundation with his spouse, Marilyn G. Schawk.  Mrs. Schawk serves as trustee for the Marilyn G. Schawk 1998 Trust, the Clarence W. Schawk 2013 GRAT and each of the separate trusts under the Schawk Descendants Trust.  Mrs. Schawk has sole voting and dispositive power over the shares held by the Marilyn G. Schawk 1998 Trust.  Mr. Schawk has the power to direct the disposition of the shares held in the Clarence W. Schawk 2013 GRAT and the trusts established under the Schawk Descendants Trust for which Mrs. Schawk serves as trustee.

David A. Schawk is a director and the Chief Executive Officer of Schawk, Inc. and serves as trustee for the David A. Schawk 1998 Trust and the David A. and Teryl A. Schawk Family Foundation.  Mr. Schawk has sole voting and dispositive control over the shares held individually and in the David A. Schawk 1998 Trust and the David A. and Teryl A. Schawk Family Foundation. Teryl A. Schawk, Mr. Schawk’s spouse, serves as trustee of the Teryl Alyson Schawk 1998 Trust and for each of the separate trusts established under the David Schawk 2008 Family Trust.  Mrs. Schawk has sole voting and dispositive power over the shares held in the Teryl Alyson Schawk 1998 Trust.  Mr. Schawk has the power to direct the disposition of the shares held in the trusts established under the David Schawk 2008 Family Trust for which Mrs. Schawk serves as trustee.

Kelly Schawk Douglass serves as trustee for the O’Dempsey 2013 Gift Trust, the Kelly Schawk Douglass 2004 Trust, and certain of the separate trusts established under the David A. Schawk 1988 Family Trust and the Addison Teryl Barlo 2011 Trust, in each case with sole voting and dispositive power over the shares held in such trusts.  Paul Douglass, Ms. Douglass’ spouse, serves as trustee for the Ava Lynn Douglass Gift Trust and the Tyler David Douglass Gift Trust, in each case with sole voting and dispositive power over the shares held in such trusts.

Kara Schawk O’Dempsey serves as trustee of the Kelly Schawk Douglass 2011 Gift Trust and the separate trusts created thereunder.  Ms. O’Dempsey has sole voting and dispositive control over the shares held individually and as trustee.

Lisa B. Stearns serves as trustee of the Kara Elizabeth Schawk Trust u/a David Schawk 1998 Family Trust and has sole voting and dispositive control over the shares held in such trust.  Scott Stearns, Mrs. Stearns’ spouse, serves as trustee of the Exempt Family Trust u/a Lisa B. Stearns 2012 Descendants Trust and has sole voting and dispositive power over the shares held in such trust.  Each of Lisa B. Stearns and Scott Stearns serves as co-trustee of the Stearns 2006 Revocable Trust with shared voting and dispositive power.

A. Alex Sarkisian is the Senior Executive Vice President of Schawk, Inc. and serves as trustee for the separate trusts created under the Lisa Beth Schawk Stearns 1991 Family Trust and Judith Lynn Gallo 1991 Family Trust, as trustee for the Sarah 2006 Trust and as custodian for Mallory A. Stearns and Sarah Stearns under the Illinois Uniform Transfers to Minors Act.   Mr. Sarkisian has sole voting and dispositive power as trustee over the shares held in such trusts and as custodian.

Jessica Gallo has sole voting and dispositive power over the shares reported as beneficially owned by her.

Judith Lynn Schawk Gallo serves as trustee of the Judy Schawk Gallo 2014 GRAT, and shares the power to vote the shares held in the GRAT with Lisa B. Stearns.

Cathy Ann Schawk serves as trustee of the Cathy Ann Schawk 2005 Trust with sole voting and dispositive power over the shares held in such trust.

William D. Stearns has sole voting and dispositive power over the shares reported as beneficially owned by him.

Colleen Teryl Barlo has sole voting and dispositive power over the shares reported as beneficially owned by her.

None of the Reporting Persons during the last five years has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.     Source and Amount of Funds or Other Consideration

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 4.     Purpose of Transaction

On March 16, 2014, Schawk, Inc., a Delaware corporation (“SGK”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Matthews International Corporation, a Pennsylvania corporation (“Matthews”), Moonlight Merger Sub Corp., a Delaware corporation and a wholly owned direct subsidiary of Matthews (“Merger Sub”), and Moonlight Merger Sub LLC, a Delaware limited liability company and a wholly owned direct subsidiary of Matthews (“Merger Sub 2”).

Pursuant to the Merger Agreement and subject to the satisfaction or waiver of certain conditions described below, Merger Sub will merge with and into SGK (the “First Merger”), with SGK as the surviving corporation in the First Merger (the “Surviving Corporation”).  As part of a single integrated transaction and plan of reorganization, the Surviving Corporation will be merged with and into Merger Sub 2 (the “Second Merger,” and together with the First Merger, the “Merger”), with Merger Sub 2 as the surviving entity of the Second Merger.  Pursuant to the Merger Agreement, each share of common stock of SGK (each, an “SGK Share”), issued and outstanding immediately prior to the consummation of the Merger (other than shares held by stockholders who have exercised and not withdrawn dissenters’ rights for appraisal under Delaware law) will be converted into the right to receive (i) an amount in cash equal to $11.80 and (ii) 0.20582 of a share of Matthews’ common stock (each, a “Matthews Share”).  The ratio of the cash consideration and the stock consideration to be received in the Merger is subject to certain adjustments to ensure the tax-free status of the Merger with respect to the stock consideration.

The consummation of the Merger is subject to certain conditions, including, among other things, the approval of the Merger Agreement by stockholders of SGK and the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

As an inducement to Matthews to enter into the Merger Agreement, each of the Reporting Persons (collectively, the “Family Shareholders”) entered into a Voting Agreement with Matthews, pursuant to which each Family Shareholder agreed to vote in favor of the approval of the Merger Agreement.  The Family Shareholders entered into the Voting Agreements at the request of Matthews with the intent of supporting the accomplishment of the transactions with respect to SGK as set forth in the Merger Agreement.

The Voting Agreements prohibit the Family Shareholders from selling or otherwise transferring their SGK Shares, subject to certain exceptions, and from soliciting or entering into discussions or negotiations concerning alternative acquisition proposals.  In addition, each Voting Agreement provides that in the event SGK, a Family Shareholder or any of their respective affiliates enters into an alternative transaction within 18 months following the termination of the Merger Agreement, the Family Shareholder will be obligated to pay to Matthews an amount equal to the amount, if any, received by the Family Shareholder in excess of the amount that would have been received pursuant to the Merger, provided that the total payments by the Family Shareholders collectively may not exceed $3.0 million.

The Voting Agreements terminate upon the closing of the Merger, the termination of the Merger Agreement or on the date of any amendment or modification to the Merger Agreement that decreases or changes the form of the stock merger consideration to be paid to the stockholders of SGK in connection with the Merger.

The foregoing description of the Agreement and the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement and the Voting Agreement, copies of which are attached as Exhibits 2.1 and 99.1, respectively, to SGK’s Form 8-K filed on March 19, 2014, and incorporated herein by reference.

Item 5.     Interest in Securities of the Issuer

The number and percentage of ownership of SGK common stock held by each Reporting Person set forth on the cover pages to this Schedule 13D and the information concerning voting and dispositive power over the shares held by each Reporting Person under Item 2 is incorporated herein by reference.

By virtue of the familial relationships among the Reporting Persons and as a result of the transactions described in Item 4 herein, the Reporting Persons may be deemed to constitute a “group” within the meaning of Rule 13d-5(b) under the Exchange Act.

Accordingly, as a member of a group, each Reporting Person may be deemed to beneficially own the shares of Common Stock beneficially owned by the members of the group as a whole. As of March 16, 2014, the Reporting Persons as a group beneficially owned in the aggregate 16,172,720 shares of Common Stock, which represented approximately 61.5% of the outstanding shares of Common Stock.  Each of the Reporting Persons expressly disclaims beneficial ownership of such shares of Common Stock as are held by any other members of such group.

Effective as of the execution of the Merger Agreement and Voting Agreements, all outstanding SGK options, stock-settled appreciation rights (“SSARs”) and restricted stock units (“RSUs”) cancelled and in exchange therefor, SGK is paying to such holders cash in accordance with the terms of such awards and the Merger Agreement.  Accordingly, options, SSARs and RSUs held immediately prior to the execution of the Merger Agreement by David A. Schawk and A. Alex Sarkisian have been excluded from the amount of Common Stock reported as beneficially owned as a result of such awards’ cancellation.

With respect to shares of Common Stock reported as beneficially owned by trusts for which Mr. Sarkisian serves as trustee and by Mr. Sarkisian in his capacity as custodian, this Schedule 13D excludes shares of Common Stock that are directly held by Mr. Sarkisian in his individual capacity and not on behalf of a Schawk family trust or custodial account.

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference.

Item 7.     Materials to be Filed as Exhibits

Exhibit No.	Description
1	Joint Filing Agreement dated as of March 26, 2014 among the Reporting Persons.
2
Agreement and Plan of Merger and Reorganization between Schawk, Inc., Matthews International Corporation, Moonlight Merger Sub Corp. and Moonlight Merger Sub LLC dated as of March 16, 2014 (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by Schawk, Inc. on March 19, 2014).

3
Form of Voting Agreement dated March 16, 2014, by and among Matthews International Corporation and certain stockholders of Schawk, Inc. (incorporated by reference to Exhibit 99.1 to the Form 8-K filed by Schawk, Inc. on March 19, 2014).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: March 26, 2014
/s/Clarence W. Schawk
Clarence W. Schawk, as trustee of the Clarence W. Schawk 1998 Trust

/s/Clarence W. Schawk
Clarence W. Schawk, as co-trustee of the Clarence W. and Marilyn G. Schawk Family Foundation

/s/Marilyn G. Schawk
Marilyn G. Schawk, as trustee of the Marilyn G. Schawk 1998 Trust

/s/Marilyn G. Schawk
Marilyn G. Schawk, as trustee of the Clarence W. Schawk 2013 GRAT

/s/Marilyn G. Schawk
Marilyn G. Schawk, as trustee of the David A. Schawk Trust u/a Schawk Descendants Trust

/s/Marilyn G. Schawk
Marilyn G. Schawk, as trustee of the Judith Lynn Schawk Gallo Trust u/a Schawk Descendants Trust

/s/Marilyn G. Schawk
Marilyn G. Schawk, as trustee of the Cathy Ann Schawk Trust u/a Schawk Descendants Trust

/s/Marilyn G. Schawk
Marilyn G. Schawk, as trustee of the Lisa B. Stearns Trust u/a Schawk Descendants Trust

/s/Marilyn G. Schawk
Marilyn G. Schawk, as co-trustee of the Clarence W. and Marilyn G. Schawk Family Foundation

/s/David A. Schawk
David A. Schawk

/s/David A. Schawk
David A. Schawk, as trustee of the David A. Schawk 1998 Trust

/s/David A. Schawk
David A. Schawk, as trustee of the David and Teryl Schawk Family Foundation

/s/Teryl A. Schawk
Teryl A. Schawk, as trustee of the Kelly Schawk Douglass Trust u/a David A. Schawk 2008 Family Trust

/s/Teryl A. Schawk
Teryl A. Schawk, as trustee of the Colleen Teryl Schawk Trust u/a David A. Schawk 2008 Family Trust

/s/Teryl A. Schawk
Teryl A. Schawk, as trustee of the Kara Elizabeth Schawk Trust u/a David A. Schawk 2008 Family Trust

/s/Teryl A. Schawk
Teryl A. Schawk, as trustee of the Teryl Alyson Schawk 1998 Trust

/s/Kelly Schawk Douglass
Kelly Schawk Douglass, as trustee of the O’Dempsey 2013 Gift Trust

/s/Kelly Schawk Douglass
Kelly Schawk Douglass, as trustee of the Kelly Schawk Douglass 2004 Trust

/s/Kelly Schawk Douglass
Kelly Schawk Douglass, as trustee of the Kelly Lynn Schawk Trust u/a David A. Schawk 1988 Family Trust

/s/Kelly Schawk Douglass
Kelly Schawk Douglass, as trustee of the Colleen Teryl Schawk Trust u/a David A. Schawk 1988 Family Trust

/s/Kelly Schawk Douglass
Kelly Schawk Douglass, as trustee of the Trevor Barlo Trust u/a Addison Teryl Barlo 2011 Trust

/s/Kelly Schawk Douglass
Kelly Schawk Douglass, as trustee of the Addison Teryl Barlo Trust u/a Addison Teryl Barlo 2011 Trust

/s/Paul Douglass
Paul Douglass, as trustee of the Ava Lynn Douglass Gift Trust

/s/Paul Douglass
Paul Douglass, as trustee of the Tyler David Douglass Gift Trust

/s/Kara Schawk O’Dempsey
Kara Schawk O’Dempsey

/s/Kara Schawk O’Dempsey
Kara Schawk O’Dempsey, as trustee of the Kelly Schawk Douglass 2011 Gift Trust and the Ava Lynn Douglass Trust and the Tyler David Douglass Trust created thereunder

/s/Lisa B. Stearns
Lisa B. Stearns, as trustee of the Kara Elizabeth Schawk Trust u/a David A. Schawk 1988 Family Trust

/s/Lisa B. Stearns
Lisa B. Stearns, as co-trustee of the Stearns 2006 Revocable Trust

/s/Scott Stearns
Scott Stearns, as co-trustee of the Stearns 2006 Revocable Trust

/s/Scott Stearns
Scott Stearns, as trustee of the Exempt Family Trust u/a Lisa B. Stearns 2012 Descendants Trust

/s/A. Alex Sarkisian
A. Alex Sarkisian, as trustee of the Mallory A. Stearns Trust u/a Lisa Beth Schawk Stearns 1991 Family Trust

/s/A. Alex Sarkisian
A. Alex Sarkisian, as custodian for Mallory A. Stearns under the Illinois Uniform Transfers to Minors Act

/s/A. Alex Sarkisian
A. Alex Sarkisian, as trustee of the William D. Stearns Trust u/a Lisa Beth Schawk Stearns 1991 Family Trust

/s/A. Alex Sarkisian
A. Alex Sarkisian, as trustee of the Sarah 2006 Trust

/s/A. Alex Sarkisian
A. Alex Sarkisian, as custodian for Sarah Stearns under the Illinois Uniform Transfers to Minors Act

/s/A. Alex Sarkisian
A. Alex Sarkisian, as trustee of the Jessica Lynn Gallo Trust u/a Judith Lynn Gallo 1991 Family Trust

/s/Jessica Gallo
Jessica Gallo

/s/Judith Lynn Schawk Gallo
Judith Lynn Schawk Gallo, as trustee of the Judy Schawk Gallo 2014 GRAT

/s/Cathy Ann Schawk
Cathy Ann Schawk, as trustee of the Cathy Ann Schawk 2005 Trust

/s/William D. Stearns
William D. Stearns

/s/Colleen Teryl Barlo
Colleen Teryl Barlo